June 17, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Transmittal Letter and Request for Acceleration of Effectiveness
Franklin Templeton Holdings Trust (the “Registrant”)
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
File No. 333-264468

Ladies and Gentlemen:

Submitted herewith for filing via the EDGAR system is Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (the “Amendment”) pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”).  The Amendment is being filed on behalf of the Franklin Responsibly Sourced Gold ETF series of the Registrant for the purposes of: (i) completing certain information provided as of the filing date and (ii) reflecting certain other changes.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date of the Registrant’s Registration Statement on Form S-1 as amended by Pre-Effective Amendment No. 2 be accelerated so that it will become effective at 3:00 p.m., Eastern time on  June 22, 2022, or as soon as practicable thereafter. The Registrant hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Please direct questions or comments relating to this filing, and any notification regarding effectiveness, to Miranda Sturgis, Esq. at (215) 564-8131.

Sincerely,

FRANKLIN TEMPLETON HOLDINGS TRUST

By: Franklin Holdings, LLC,
as its Sponsor

By: /s/David Mann______________
Name:         David Mann
Title:           President and Chief Executive Officer
CC: Navid J. Tofigh
        Julie Sterner Patel
        Amy C. Fitzsimmons
        J. Stephen Feinour, Jr.